

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Samuel Lui
Chief Executive Officer
ESGL Holdings Limited
101 Tuas South Avenue 2
Singapore 637226

> **Re: ESGL Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed February 28, 2023**
> **File No. 333-269078**

Dear Samuel Lui:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2023 letter.

Amendment No. 1 to Form F-4

Ownership of the Combined Company After the Closing, page 25

1. We note your disclosure that the second table on page 25 assumes the exercise of all public Warrants and private Warrants. However, it does not appear that such table assumes such exercise. For example, the shares held by each party and the total number of shares do not appear to include shares issuable upon exercise of warrants. Please revise.

Risk Factors, page 29

2. At pages 21 and 63 you state that "On February 26, 2023, the parties to the Merger Agreement agreed to waive the requirement that the Combined Company have at least $5,000,001 in net tangible assets upon the closing of the Business Combination." Revise

Samuel Lui
ESGL Holdings Limited
March 17, 2023
Page 2

to disclose the reason(s) this action was taken. Also, please provide a discussion of any material risks of the waiver to investors and the post-business combination company.

Background of the Business Combination, page 66

3.   We note your response to prior comment 14. Please further revise to explain the material considerations memorialized in Mr. Heng's paper, including the particular "investment thesis, risks and mitigants" it contained.

Projected Financial Information, page 69

4.   Please expand your disclosure to describe the reasons the projections were prepared and the purpose for their inclusion in the filing. See prior comment 15.

Governance Proposal C - Exclusive Forum, page 84

5.   We note your response to prior comment 18, and your disclosure that the Amended Articles provide for an exclusive forum provision for "certain shareholder litigation." Please revise your disclosure to describe the shareholder litigation to which the exclusive forum provision applies. In addition, please clarify your disclosure regarding the adoption of U.S. federal district courts as the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, as such disclosure does not appear to be consistent with the proposed exclusive forum provision provided in Annex B.

U.S. Federal Income Tax Consequences, page 86

6.   We note the forms of tax opinions filed as exhibits and revised disclosure provided in response to prior comment 19, and reissue such comment in part. Insofar as both law firms provide "should" opinions, your disclosure and counsel's opinions should discuss the degree of uncertainty and make clear why counsel cannot give a firm opinion regarding the tax treatment of the Business Combination.

        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: David Levine, Esq.